UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ____)

____________________

SELECTIS HEALTH, Inc.

(Name of Subject Company (Issuer))

____________________

BLACK PEARL EQUITIES, LLC

and

BLACK PEARL EQUITIES II, LLC,

its wholly owned subsidiary

and

TORTUGA ACQUISITION SUB, INC.,

its wholly owned subsidiary

(Names of Filing Persons (Offerors))

ABRAHAM SCHWARTZ

and

SCHNEUR ZALMAN SCHAPIRO

(Names of Filing Persons (Other Persons))

___________________

Common Stock, par value $0.05 Per Share

(Title of Class of Securities)

____________________

816291108

(CUSIP Number of Class of Securities)

____________________

Abraham Schwartz

Chief Executive Officer

901 Myrtle Avenue

Brooklyn, NY 11206

(212) 235-1367

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

____________________

With a copy to:

Ryan Nebel
Michael R. Neidell
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019
(212) 451-2300

____________________

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a tender offer by Black Pearl Equities, LLC, a New York limited liability company (“Parent”), Black Pearl Equities II, LLC, a New York limited liability company and a wholly-owned subsidiary of Parent (“Purchaser”), and Tortuga Acquisition Sub, Inc., a Utah corporation and a wholly-owned subsidiary of Purchaser (“Merger Sub”), for all of the outstanding shares of common stock of Selectis Health, Inc., a Utah corporation (the “Company” or “Selectis”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of June 22, 2026, by and among Purchaser, Merger Sub and the Company.

The tender offer referred to in this filing has not yet commenced. This filing, including the exhibit hereto, is for informational purposes only and it is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company’s common stock. At the time the tender offer is commenced, Parent, Purchaser and Merger Sub will file a Tender Offer Statement on Schedule TO, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents with the United States Securities and Exchange Commission (the “SEC”), and Selectis will file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to such tender offer with the SEC. The Company’s stockholders are strongly advised to read these tender offer materials carefully and in their entirety when they become available, as they may be amended from time to time, because they will contain important information about such tender offer that the Company’s stockholders should consider prior to making any decisions with respect to such tender offer. Once filed, the Company’s stockholders will be able to obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov.

Exhibit Index

(a)(5)(A)	Press release dated June 23, 2026